SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 10-SB/A
                                  Amendment No. 1
                   General Form For Registration of Securities
                             of Small Business Issuers Under
                             Section 12(b) or (g) of
                     the Securities Exchange Act of 1934

                                Central Oil Corporation
          (Exact Name of Small Business Issuer as specified in its charter)


                 Colorado                                 84-0856436
              (State or other                    (IRS Employer File Number)
              jurisdiction of
               incorporation)



      6000 East Evans Ave., Bldg #1
           Suite 22, Denver, CO                              80222
 (Address of principal executive offices)                   (zip code)



                                  (303) 759-3053
                (Registrant's telephone number, including area code)

             Securities to be Registered Pursuant to Section 12(b) of the Act:

                                             None

             Securities to be Registered Pursuant to Section 12(g) of the Act:

                           Common Stock, $0.0001 per share par value


                          DOCUMENTS INCORPORATED BY REFERENCE
               Documents incorporated by reference are found in Item 15.

          Item 1.   Description of Business.

                    (a)  General Development of Business

               Central Oil Corporation (the Company or the "Registrant"), is a Colorado corporation. The principal business address is 6000 East Evans Ave. Bldg.# 1., Suite 22, Denver, Colorado 80222.

               The Company was originally incorporated under the laws of the State of Colorado on September 8, 1981 as an oil exploration and brokerage company. Initially, the Company acted as an agent and broker for oil and gas lease holders. Since 1993, the Company has been in the development stage.

               The present management has been involved with the Company since
its inception.,    with the  exception of Stephan R. Levy, who joined the
Company in August, 1997.     In 1997, the Company elected two new Directors,
Messrs. Stephan R. Levy and Mark G. Lawrence. On August 22, 1997, the Company approved a one-for-two thousand forward split of its common stock. As of September 5, 1997, the Company had a total of 10,021,000 common shares issued and outstanding. The Company has not been subject to any bankruptcy, receivership or similar proceeding.

                    (b)  Narrative Description of the Business

               General

               From the Company's inception in 1981 until 1993, the Company acted as an agent and broker for oil and gas lease holders. The Company was originally formed to act as an advisor for persons interested in filing for oil and gas leases in the U.S. Federal Oil Lottery for public lands. During the period when the Lottery was in place, the Company acted as agent for those persons who wanted to become involved in the Lottery and as a broker for those persons who were successful in obtaining leases under the Lottery. The Company's activities diminished as the Lottery declined. Eventually, the Lottery was abolished. The Company ceased acting on behalf of lease holders around 1989. Until 1993, the Company pursued its own lease situations. Since 1993, the Company has had minimal activities and has carried no substantial inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company did not provide substantial products or services during this period. The Company
has carried on no operations and generated no revenues since 1993.     While the
Company may be characterized as a "shell" company because it presently has no operations and no revenues, the Company plans to be involved in the oil and gas business as described below. As of its fiscal quarter ended September 30, 1997 the Company had the following:

               Total Assets        $10,688

               Liabilities         $   200

               Stockholders
               Equity              $10,488


               Organization

               The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

                  The Company is filing this Form 10-SB on a voluntary basis because it plans to engage in equity and/or debt financings in the foreseeable future and believes that its fund raising will be enhanced by having a record of regular disclosure under the Securities Exchange Act of 1934 (the "1934 Act").
The Company has no plans in the foreseeable future, under any circumstances, to terminate its registration under the 1934 Act.

                    (c)  Operations

               Proposed Plan of Operation

               Since 1993, the Company had been essentially inactive. Beginning in July, 1997, the Company developed a business plan to once again begin operations. To date, all of the Company's focus has been directed towards organizational efforts. The Company believes that oil prices have stabilized and that there is again an opportunity for small, independent companies to be involved in the oil and gas business.

               The Company plans to search for and to acquire oil and gas
leases for its own account and for the account of its clients.      The
Company has acquired in the past, and plans in the future to acquire leases for nominal prices, sometimes as low as $1.00 per acre. Such leases can be acquired in Federal and State lotteries, and the Company plans to take advantage of all opportunities to engage in such lotteries. Leases may also be received from individuals or companies by assignment under an agreement to develop or sell such leases on behalf of such persons. The Company also has in the past and plans in the future to act as a broker for lease situations involving third
parties.      No leases or clients have been identified at this time. It is also the Company's intention to develop oil and gas lease projects in which the
Company can act either as the drilling operator for an investor group or as a broker of leases for a lessor.

               When acting for its own account, the Company will acquire interests in various lease tracts located in areas where the Company plans to explore for oil or gas. At the present time, none of the specific tracts have been identified by the Company. However, the tracts are expected to fit into an overall profile.

               The tracts will be entirely within a specific, defined geographical area, will be exploratory or developmental, at the discretion of the Company, and will be subject to landowners' and overriding royalty interests totaling in the range of 12.5% to 25%, so the Company and its partners can acquire between a 87.5% and 75% net revenue interest and a 100% working interest in the drill site. The

       specific ownership interests between the Company and its partners will be negotiated on an individual project basis.

               The Company will focus its attention on drilling primarily in the same specific geographical area in which it plans to acquire interests.
In the past, the Company has concentrated its activities in the Rocky Mountain states and expects to continue to do so. The Company plans to utilize various reporting services such as Petroleum Information and its contacts within the petroleum industry to identify drilling locations, companies and ownership activity. However, since the thrust of the Company's initial efforts will be to acquire leases with a minimum of capital outlay, the Company will also look at situations in any other geographical area where such leases may be obtained.
The ability to drill in a specific lease area will be secondary to the ability to acquire a lease on terms most favorable to the Company and at little or no capital outlay. At the present time, the Company has been looking for leases which meet the above-mentioned criteria but has not yet identified any lease situations which it believes would be appropriate for acquisition. The Company cannot predict when such identification will occur.

               The Company expects to enter into turnkey drilling contracts with an unaffiliated third party for the drilling of any wells. At some later time, the Company may act as the driller of the wells, although there are no plans to do so at the present time. The costs of drilling wells has not been determined at this time. In any case, the Company will make every attempt to see that the wells are drilled in such areas with its best estimate of making the best return on investment for the Company and its partners.

               The turnkey drilling contract represents the cost of drilling and completion. If, in the sole opinion of the Company, a well should not be completed because it will not produce sufficient oil or gas to return a profit, then the Company would not anticipate expending the completion funds for such well.

               It is currently anticipated that any wells to be drilled by the Company will be drilled within the geographical area or areas selected by the Company. However, once selected, if subsequent engineering evaluation indicates a more favorable location, the Company reserves the right to move the drill site or sites, as the case may be, to such location or locations, as the case may be. Any substituted well location or drill site would compare favorably with the general character of the site previously selected regarding degree of risk, drilling depth and cost. Furthermore, it is expected, though not necessarily required, that any such substituted well location or drill site will be in the same general area as the site specified herein.

               In addition, the Company would reserve the right to unitize or pool all of the wells in the selected geographical area into a common production pool or unit. In such event, the owners of the wells, which may include non-partnership investors of the Company, will share in the revenue therefrom on a pro-rata basis.


               The Company expects to participate in joint ventures with other entities in the development of some prospects. The Company will have the sole discretion in determining which prospects will be suitable for joint venture participation. In each such joint venture project, any such partnership would receive its pro rata portion of the 100% working interest and would be responsible for its pro rata share of costs and expenses.

               The Company also plans to search for and to identify potential
acquisition candidates in the oil and gas business.    Because the Company has
limited capital, any such acquisition would most likely result in a change of
control of the Company.      As of the date of this Registration Statement, the
Company has not engaged in any preliminary efforts intended to identify such
possible     potential acquisition candidates      and has neither conducted
negotiations nor entered into a letter of intent concerning any such
candidates.      At the present time, the search for potential acquisition
candidates in the oil and gas business will be secondary to the principal purpose of the Company, which is to develop oil and gas lease projects in which the Company can act either as the drilling operator for an investor group or as a broker of leases for a lessor.

                   The principal criteria for evaluating such joint ventures and acquisitions which the Company may engage in will be the amount of investment required by the Company, the degree of risk to the Company, the potential return on investment to the Company, the Company's expertise in each situation and the expertise and reliability of the partner in any such situation. The risks associated therewith are expected to be substantial since the Company will have only minimal capital with which to carry out its activities.

               As of the date of this Registration Statement, there are no plans, proposals, arrangements, or understandings with respect to the sale or issuance of additional securities by the Company.

               The Company anticipates that the implementation of its proposed business plan will be complex and extremely risky because of general economic conditions, the inherent risks in the oil and gas industry and shortages of
available capital.     The oil industry is characterized by fluctuating oil
prices and costs of drilling, substantial risks associated with finding and developing properties, and intense competition, both from other companies and alternative fuel sources. Substantially all of the competitors will be better organized and capitalized than the Company. The Company presently has no assets available for such activities.

               For the Company to succeed in its business plan, the Company must make prudent choices concerning its oil industry partners, since the Company has no assets of its own with which to operate. Any such oil industry partner must have the capability of acting as a driller on the various properties which the Company intends to develop. Such a partner must have expertise in geology, drilling, and well operation. The Company plans to add its value to any potential operation by being able to react quickly to any opportunity which is presented to it and to secure exclusive lease rights.


               The Company's operations will be subject to known governmental and environmental regulation even though the specific sites of Company activities have not been identified at this time. The principal types of such regulation center upoon the restrictions which run with each lease property.
All such lease properties have various kinds of governmental and environmental use restrictions, most of which are unique to such properties. Generally, such restrictions would be known before the individual property is acquired by the Company. However, there can be no guarantee that additional restrictions may not be imposed later. In any case, the costs and effects of compliance with environmental laws on the Federal, State and local levels are expected to be substantial and could have effect on whether the Company ever operates successfully.

               (d)  Markets

               The Company's initial marketing plan will be focused completely on developing oil and gas lease projects in which the Company can act either as the drilling operator for an investor group or as a broker of leases for a lessor. No efforts toward this marketing plan have been made as of the date of this Registration Statement.

               (e)  Raw Materials

               The use of raw materials is not now material factor in the Company's operations at the present time.

               (f)  Customers and Competition

               At the present time, the Company is expected to be experience intense competition in the acquisition of oil and gas leases. There are a number of established companies, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. In view of the Company's extremely limited financial resources, the Company will be at a significant competitive disadvantage compared to the Company's competitors.

               (g)  Backlog

               At August 31, 1997, the Company had no backlogs.

               (h)  Employees

               As of the date hereof, the Company has    two     employees,
its President, Mr. Charles L. Mattis,    and Stephan R. Levy,     who presently
   do     not receive any compensation. The Company does not plan to hire employees in the future.

               (I)  Proprietary Information

                The Company has no proprietary information.

               (j)  Government Regulation

               The Company is expected to be subject to material governmental regulation and approvals customarily incident to the operation of an oil and gas company. The extent of such regulation cannot be determined at this time, since the properties to be explored have not yet been selected. It will be the policy of the Company to fully comply will all governmental regulation.

               (k)  Research and Development

               The Company has never spent any amount in research and development activities.

               (l)  Environmental Compliance

               The Company is expected to be subject to material environmental compliance customarily incident to the operation of an oil and gas company. The extent of such regulation cannot be determined at this time, since the properties to be explored have not yet been selected. It will be the policy of the Company to fully comply will all environmental regulation.

          Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

          Results of Operations

               The Company has generated no substantial revenues from its operations in recent years and has been a development stage company since 1993.
Since the Company has not generated revenues and has not been in a profitable position, it operates with minimal overhead. The Company's primary activity will be to search for and to acquire oil and gas leases for its own account, and for the foreseeable future to search for and to acquire oil and gas leases for the account of its clients. No leases or clients have been identified at this time.
It is the Company's intention to develop oil and gas lease projects in which the Company can act either as the drilling operator for an investor group or as
a broker of leases for a lessor and for the account of its clients.    The
Company has acquired in the past, and plans in the future to acquire leases for nominal prices, sometimes as low as $1.00 per acre. Such leases can be acquired in Federal and State lotteries, and the Company plans to take advantage of all opportunities to engage in such lotteries. Leases may also be received from individuals or companies by assignment under an agreement to develop or sell such leases on behalf of such persons. The Company also has in the past and plans in the future to act as a broker for lease situations involving third parties.

                 In the past, the Company has concentrated its activities in the Rocky Mountain states and expects to continue to do so. The Company plans to utilize various reporting services such as Petroleum Information and its contacts within the petroleum industry to identify drilling locations, companies and ownership activity. However, since the thrust of the Company's initial efforts will be to acquire leases with a minimum of capital outlay, the Company will also look at situations in any other geographical area where such leases may be obtained. The ability to drill in a specific lease area will be secondary to the ability to acquire a lease on terms most favorable to the Company and at little or no capital outlay. At the present time, the Company has been looking for leases which meet the above-mentioned criteria but has not yet identified any lease situations which it believes would be appropriate for acquisition. The Company cannot predict when such identification will occur.

          Liquidity and Capital Resources

               As of the end of the reporting period, the Company had no material cash or cash equivalents. There was no significant change in working capital during this fiscal year.

               Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking leases for acquisition and partnership with third parties. The Company will have negligible capital requirements prior to the consummation of any such acquisition. The Company does not intend to pay dividends in the foreseeable future.

          Item 3.    Description of Properties

               As of July 1, 1997, the Company's business office was located at 6000 East Evans Ave., Bldg #1, Suite 22, Denver, Colorado 80222, the office of
Mr. Stephan R. Levy, its Secretary- Treasurer, for which it pays no rent. The
Company has no other properties.

          Item 4.    Security Ownership of Certain Beneficial Owners and
                     Management

               The following sets forth the number of shares of the Registrant's
$0.0001 par value common stock beneficially owned by (i) each person who, as of September 5, 1997, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group.
As of September 5, 1997, there were 10,021,000 common shares issued and outstanding.

          Name and Address            Amount and Nature of        Percent of
          of Beneficial Owner         Beneficial Ownership (1)(2)     Class



          Charles L. Mattis                8,000,000                    79.83%

          Stephan R. Levy                      5,000                      .04%

          Mark G. Lawrence                     5,000                      .04%

          All Officers and Directors
           as a Group                      8,010,000                    79.91%
          (three persons)

          (1) All ownership is beneficial and on record, unless indicated otherwise.

          (2) Beneficial owner listed above has sole voting and investment power with respect to the shares shown, unless otherwise indicated.

          Item 5.    Directors, Executive Officers, Promoters and Control
                     Persons.

           The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

            NAME                    AGE              POSITION HELD

            Charles L. Mattis        63              President and Director

            Stephan R. Levy          58              Secretary-Treasurer and
                                                     Director

            Mark G. Lawrence         48              Director

                The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

                Mr. Mattis should be considered the "parent" or "promoter" of the Company (as such terms are defined under the Securities Act), inasmuch as Mr. Mattis has taken significant initiative in founding and organizing the business of the Company and because of the shareholdings and control positions held by him in the Company.

                Charles L. Mattis. Mr. Mattis has been the President and a Director of the Company since its inception. During the past five years, he has been involved in various investments, including oil and gas, as a private investor. Prior to his involvement with the Company, he was involved with several oil companies. In 1979, he General Manager of Terra Oil Corporation.
In 1980, he worked at Westhoma Oil Company as the Mineral Rights Manager. He also has a history in the banking industry. His last position with a bank was in 1979 with Southeast State Bank. Mr. Mattis has a Bachelor s Degree in Business Administration from Drexel University. He will work full time and expects to devote approximately 40 hours per week to the affairs of the Company.

                Stephan R. Levy. Mr. Levy has been Secretary-Treasurer and a Director of the Company since August, 1997. He has been retired since August, 1990. Prior to that time, he was an officer and director of Tofruzen, Inc., a public company which manufactured and marketed a non-dairy frozen dessert, novelty food products, and promotional items.

Mr. Levy has also been an officer and director of     Oxford Financial, Inc.,
Augusta Financial, Inc., ABP Equities, Inc. and Bryce Financial, Inc., all of which were public companies at the time he held office. He is no longer an
officer or director in any of these companies.       He attended the
University of Texas and graduated in 1961 from the University of Colorado with a Bachelor of Science in Business. He is a member of the International Monetary Market, which is a division of the Chicago Mercantile Exchange and was appointed by the Governor of Colorado as a member of the Colorado Municipal Bond Supervisory Board. He will devote approximately 10 hours per month to the affairs of the Company.

                Mark G. Lawrence. Mr. Lawrence has been a Director of the Company since August, 1997. He has approximately eighteen years of experience in the homebuilding industry. Since 1988, he has served as Executive Vice President and Partner of Vintage Marketing Group, Inc., a Denver real estate company specializing in new home sales and marketing. He currently serves as a Director of Clancy Systems International, a public company involved in the business of supplying automated parking ticket systems to municipalities and universities. Mr. Lawrence graduated from the University of Denver in 1971 and attended the University of the Americas in Mexico City in 1969. He is a licensed real estate broker and has received several professional awards. He is a member of the Home Builders Association, the Sales and Marketing Council of Metropolitan Denver, the National Sales and Marketing Council, the Builder Marketing Society, the National Association of Realtors, and the Institute of Residential Marketing. He will devote approximately 10 hours per month to the affairs of the Company.

             Item 6.  Executive Compensation

                None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. Any compensation will be dependent upon a combination of factors, including the percentage of time a person devotes to the business of the Registrant, experience, ability of the Registrant to pay, and other items.
The Company has no retirement, pension, profit sharing, stock option, insurance or other similar programs.

            Item 7.  Certain Relationships and Related Transactions

                The Company's business office have been located at 6000 East Evans Ave., Bldg #1, Suite 22, Denver, Colorado 80222, the office of Mr. Stephan
R. Levy, its Secretary-Treasurer, for which it pays no rent. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

            Item 8.  Description of Securities.

                The Company is authorized to issue 100,000,000 shares of Common Stock, $0.0001 per share par value and 10,000,000 shares of Preferred Stock, to have such par value and other preferences as the Board of Directors may determine from time to time. On August 22, 1997, the Company approved a one-for-two thousand forward split of its common stock. As of September 5, 1997, the Company had a total of 10,021,000 common shares issued and outstanding. As of the same date, no Preferred Stock was issued or outstanding.

            Common Stock

                The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The
Common Stock is not redeemable and has no conversion or preemptive rights.

                The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

            Preferred Stock

                Under the Articles of Incorporation, the Board of Directors has the authority to issue Preferred Stock and to fix and determine its par value, series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

            Dividend Policy

                The Company has never declared nor paid dividends on its Common Stock and does not intend to do so in the foreseeable future.

                                           PART II

            Item 1.  Market for Common Equity and Related Stockholder Matters.

                (a)  Principal Market or Markets

                      The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

                (b)  Approximate Number of Holders of Common Stock

                As of the date hereof, a total of 10,021,000 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was approximately seventeen. Three of the Company's shareholders acquired their respective shares in the Company prior to 1990, and two shareholders acquired their shares prior to 1993. The remaining shareholders acquired their shares in September, 1997 for cash at a price of $.50 per share. All of the issued and outstanding shares of the Company's common stock, $0.0001 par value, were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

                (c)  Dividends

                Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

                (d)  The Securities Enforcement and Penny Stock Reform Act of
                     1990

                 The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares.
    Also, there is the requirement of a broker- dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the
market value of each penny stock held in the customer's account.      These
requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

                   (e)  Blue Sky Compliance

                The trading of penny stock companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

            Item 2.  Legal Proceedings.

                No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

            Item 3. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.

                The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

            Item 4.  Recent Sales of Unregistered Securities.

                The Company has only issued the following common stock in the three year period preceding the date of this Registration Statement. All shares were issued at a price of $.50 per share.


            Name                      Number of Shares
            Stephan R. Levy              5,000
            Mark G. Lawrence             5,000
            Wawa C. Jew                  1,000
            Tamara Fishman               1,000
            Paul H.Dragul                1,000
            Linda S. Jew                 1,000
            Kal Zeppelin                 1,000
            Sandra Steinberg             1,000
            Judith F. Harayda            1,000
            Daniel C. Steinberg          1,000
            Michael Brunschwig           1,000
            Herbert Cohen                1,000
            Myndel Cohen                 1,000
            Total                       21,000

                All of the shares of common stock of the Registrant previously issued have been issued for investment purposes in a "private transaction" and are restricted securities as defined under the Securities Act of 1933, as amended. These shares may not be offered for public sale except if registered or pursuant to an exemption from registration, such as Rule 144. The Company has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding.

            Item 5.  Indemnification of Directors and Officers.

                The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

                Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

                (a)  The person conducted himself or herself in good faith;

                (b)  The person reasonably believed:

                     (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

                     (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

                (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

            A corporation may not indemnify such person under this Section 7-109-102 of CRS:

                (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

                (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

                Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

                Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

                (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

                (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

                (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

                Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under
Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

                The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting. Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

                Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract. Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

                The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

                Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                          PART F/S

                                   CENTRAL OIL CORPORATION




                                    FINANCIAL STATEMENTS UNAUDITED

                                        JUNE 30, 1997






























                                 Janet Loss, C.P.A., P.C.
                               Certified Public Accountant
                              3525 S. Tamarac Drive, Suite 120
                               Denver, Colorado 80237

                               CENTRAL OIL CORPORATION


                                 BALANCE SHEET
                                    Unaudited
                                 JUNE 30, 1997

                                           ASSETS

            TOTAL ASSETS                                $   0


                            LIABILITIES AND STOCKHOLDERS' EQUITY


            CURRENT LIABILITIES                         $   0

            STOCKHOLDERS' EQUITY:

            Common stock, no par value,
            50,000shares authorized,
            5,000 shares issued
            and outstanding                           $ 6,000

            Retained (Deficit)                        $(6,000)

            TOTAL STOCKHOLDERS' EQUITY                  $   0













     The accompanying notes are an integral part of the financial statements.

                 CENTRAL OIL CORPORATION STATEMENT OF OPERATION
                                 Unaudited

                       For the Six Months Ended June 30, 1997

            REVENUES:                                    $  0

            OPERATING EXPENSES:                             0

            NET (LOSS)                                      0

            NET (LOSS) PER COMMON SHARE                   N/A

            WEIGHTED AVERAGE COMMON
            SHARES OUTSTANDING                          5,000


























    The accompanying notes are an integral part of the financial statements.

               CENTRAL OIL CORPORATION STATEMENT OF STOCKHOLDERS' EQUITY
                         For the Six Months Ended June 30, 1997
                                   Unaudited


                      Number of  Amount         Retained          Total
                      Shares                   (Deficit)        Stockholders'
                                                                  Equity
 Balance,
 January 1, 1997    5,000         $6,000        $(6,000)             $0

 Net (loss) for
 the six months
 ended June 30,
 1997                                               0                 0

 Balance,
 June 30, 1997      5,000         $6,000        $(6,000)              0























    The accompanying notes are an integral part of the financial statements.

                           CENTRAL OIL CORPORATION
                           STATEMENTS OF CASH FLOWS
                      For the Six Months Ended June, 30, 1997
                                  Unaudited


            NET (LOSS)                                 $    0


            NET CASH (USED) BY
            OPERATING ACTIVITIES                            0

            NET CASH PROVIDED BY
            FINANCING ACTIVITIES                            0

            NET INCREASE IN CASH                            0

            Cash, Beginning of the Period                   0

            Cash, End of the Period                         0

























      The accompanying notes are an integral part of the financial statements.

                                       CENTRAL OIL CORPORATION

                                   NOTES TO FINANCIAL STATEMENTS

            NOTE 1 -- HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

            Central Oil Corporation, a Colorado Corporation, was incorporated September 9, 1981, for the purpose of gas exploration. From 1981 until 1993, the Company acted as an agent for oil and gas lease holders. Since 1993, the Company has had minimal activities. During this fiscal year, the Company plans to search for and to identify potential oil and gas acquisition candidates.

            The Company has elected a calendar year-end and records income and expenses on the accrual method of accounting.

            NOTE II -- RELATED PARTY TRANSACTION.

            The Company maintains its office in space provided by the Company's secretary-treasurer pursuant to an oral agreement on a rent free basis.

            NOTE III -- SUBSEQUENT EVENTS.

            On August, 22, 1997, the Company approved a one-for two thousand forward split of its common stock effective August 22, 1997. The total authorized common capital stock of the corporation increased from 5,000 to 100,000,000 shares and from no par value to .0001 par value effective August 22, 1997.

            As of September 5, 1997, the Company had a total of 10,021,000 common shares issued and outstanding.

            Also the Company has authorized 10,000,000 shares of preferred stock, no par value effective August 22, 1997. Currently no shares have been issued.

            The Company will be filing a form 10SB with Securities and Exchange Commission.

                                  CENTRAL OIL CORPORATION




                                        AUDIT REPORTS

                                 December 31, 1996 and 1995
































                                  Janet Loss, C.P.A., P.C.
                                Certified Public Accountant
                                3525 S. Tamarac Drive, Suite 120
                                  Denver, Colorado 80237

                                 JANET LOSS, C.P.A., P.C.
                               CERTIFIED PUBLIC ACCOUNTANT
                             3525 S. TAMARAC DRIVE, SUITE 120
                                  DENVER, COLORADO 80237
                                      303-220-0227




            Board of Directors
            Central Oil Corporation


            I have audited the accompanying balance sheets of Central Oil Corporation as of December 31, 1996 and 1995 and the related statements of operations, stockholders' equity and cash flow for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

            I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

             In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Oil Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996 and 1995.

            Janet Loss, C.P.A., P.C.

            September 9, 1997


                                       CENTRAL OIL CORPORATION

                                           BALANCE SHEETS

                                      December 31, 1996 and 1995

                                           ASSETS

                                             1996           1995


TOTAL ASSETS:                               $   0          $   0

                            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                             0              0

STOCKHOLDERS' EQUITY:

Common stock, no par value,
 50,000 shares authorized,
 5,000 shares issued
 and outstanding                            6,000          6,000

Retained (Deficit)                         (6,000)        (6,000)

TOTAL STOCKHOLDERS' EQUITY                      0              0

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                       $   0              0














      The accompanying notes are an integral part of the financial statements.


                        CENTRAL OIL CORPORATION
                        STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 1996 and 1995

                                                     1996         1995
REVENUES:                                   $   0         $    0

OPERATING EXPENSES:                             0              0

NET (LOSS)                                 $    0         $    0

NET (LOSS) PER COMMON SHARE                   N/A            N/A


WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING                          5,000          5,000




























    The accompanying notes are an integral part of the financial statements.


                           CENTRAL OIL CORPORATION
                     STATEMENTS OF STOCKHOLDERS' EQUITY
               For the Years Ended December 31, 1996 and 1995



                Number of Retained                             Total
                Shares   Amount          (Deficit)     Stockholders'
                                                         Equity

Balance,
January 1,
1995           $5,000     $6,000          $(6,000)            $  0

Net (loss) for
year ended
December 31,
1995              --         --                 0                0

Balance,
December 31,
1995            5,000      $6,000         $(6,000)               0

Net (loss) for
year ended
December 31,
1996              --          --                  0              0

Balance,
December 31,
1996            5,000      $6,000         $(6,000)           $   0














      The accompanying notes are an integral part of the financial statements.


                          CENTRAL OIL CORPORATION
                          STATEMENTS OF CASH FLOWS
               For the Years Ended December 31, 1996 and 1995


                                              1996      1995
NET (LOSS)                                   $  0     $   0

NET CASH (USED) BY
OPERATING ACTIVITIES                            0         0

NET CASH PROVIDED BY
FINANCING ACTIVITIES                            0         0

NET INCREASE IN CASH                            0         0

Cash, Beginning of the Period                   0         0

Cash, End of the Period                      $  0     $   0























      The accompanying notes are an integral part of the financial statements.

                                       CENTRAL OIL CORPORATION

                                NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Central Oil Corporation, a Colorado Corporation, was incorporated September 9, 1981, for the purpose of gas exploration. From 1981 until 1993, the Company acted as an agent for oil and gas lease holders. Since 1993, the Company has had minimal activities. During the fiscal year, the Company plans to search for and to identify potential oil and gas acquisition candidates.

The Company has elected a calendar year-end and records income and expenses on the accrual method of accounting.

NOTE II -- RELATED PARTY TRANSACTION.

The Company maintains its office in space provided by the Company's secretary-treasurer pursuant to an oral agreement on a rent free basis.

NOTE III -- SUBSEQUENT EVENTS.

On August, 22, 1997, the Company approved a one-for two thousand forward split of its common stock effective August 22, 1997. The total authorized common capital stock of the corporation increased from 5,000 to 100,000,000 shares and from no par value to .0001 par value effective August 22, 1997.

As of September 5, 1997, the Company had a total of 10,021,000 common shares issued and outstanding.

Also the Company has authorized 10,000,000 shares of preferred stock, no par value effective August 22, 1997. Currently no shares have been issued.

The Company will be filing a form 10SB with Securities and Exchange
Commission.


                                     PART III

Item 1.  Index to Exhibits.

            Exhibit
            Number     Description

               3A         Articles of Incorporation     +

               3B         Articles of Amendment         +

               3C         Bylaws                        +

                   + Previously filed


            Item 2.   Description of Exhibits     Not Applicable


                                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CENTRAL OIL CORPORATION





Dated:    12-17-97              By:      ///signed///
                                        Charles L. Mattis
                                        President and Chief Executive Officer



         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                       CHIEF FINANCIAL AND ACCOUNTING OFFICER




            Dated: 12-17-97                      By:      ///signed///
                                                         Stephan R. Levy
                                                         Treasurer